EXHIBIT 23.5

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the use in this Annual Report on Form 40-F of Harvest Energy Trust for the year ended December 31, 2005 of excerpts from our report entitled "Evaluation of the P&NG Reserves of Harvest Energy Trust in the Hay River Field of British Columbia (As of December 31, 2005)", dated January 31, 2006 (the "Report"), evaluating the crude oil, natural gas and natural gas liquids reserves attributable to properties owned by Harvest Energy Trust.

We have read the Annual Report on Form 40-F of Harvest Energy Trust and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report as a result of our providing the Report or that is within our knowledge as a result of the preparation of the Report.

Sproule Associates Ltd.

Calgary, Alberta
Yours truly,

/s/ Sproule Associates Ltd.
Sproule Associates Ltd.